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                            September 22, 2021

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics Inc.
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Context
Therapeutics Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-256572

       Dear Mr. Lehr:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note that the graphics following the prospectus cover page state that ONA-XR shows efficacy supporting
continued development and addresses prior limitations of PRAs. We also note your
statement on page 96 that tumor assessments in a Phase 2 trial indicated
                                                        ONA-XR anticancer
efficacy in heavily pretreated patients. Please revise these statements to remove any
implication that ONA-XR is effective as determinations of efficacy are solely within the
authority of the FDA or similar foreign regulators. You may present clinical trial end
points and objective data resulting from trials without concluding efficacy, and such
discussion is more appropriate in the Business section.

              You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
       you have questions regarding comments on the financial statements and related matters. Please
 Martin Lehr
Context Therapeutics Inc.
September 22, 2021
Page 2

contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameMartin Lehr
                                                        Division of Corporation
Finance
Comapany NameContext Therapeutics Inc.
                                                        Office of Life Sciences
September 22, 2021 Page 2
cc:       Ben A. Stacke, Esq.
FirstName LastName